Exhibit 99.1

Azure Power Announces Results for Fiscal First Quarter 2019

Mauritius, August 8, 2018: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the first quarter ended June 30, 2018.

First Quarter 2019 Period Ended June 30, 2018 Operating Highlights:

•	Operating Megawatts were 1,011 MW, as of June 30, 2018, an increase of 31% over June 30, 2017.

•	Operating & Committed Megawatts were 2,141 MW, as of June 30, 2018, an increase of 100% over June 30, 2017.

•	Revenue for the quarter was INR 2,422.5 million (US$35.4 million), an increase of 29% over the quarter ended June 30, 2017.

•	Adjusted EBITDA for the quarter was INR 1,955.7 million (US$28.6 million), an increase of 33% over the quarter ended June 30, 2017.

Key Operating Metrics

Electricity generation during the three months ended June 30, 2018 increased by 111 million kWh, or 38%, to 400.8 million kWh, compared to the same period in 2017. The increase in electricity generation was principally a result of additional capacity operating during the period.

Total revenue during the three months ended June 30, 2018 was INR 2,422.5 million (US$35.4 million), up 29% from INR 1,877.9 million during the same period in 2017. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating (megawatt capacity per the power purchase agreement) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt operating for the three months ended June 30, 2018 decreased by INR 5.38 million (US$0.08 million) to INR 44.3 million (US$0.65 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period.

As of June 30, 2018, our operating and committed megawatts increased by 1,072 MW to 2,141 MW compared to June 30, 2017 as a result of winning new projects.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of June 30,
	2017	2018
	INR	INR	US$
Nominal contracted payments (in thousands)	253,438,388	399,905,032	5,841,441
Total estimated energy output (kilowatt hours in millions)	44,358	97,192

Nominal contracted payments increased from June 30, 2017 to June 30, 2018 as a result of the Company entering into additional PPAs.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of June 30,
	2017	2018
	INR	INR	US$
Portfolio revenue run-rate (in thousands)	11,005,761	17,538,553	256,187
Estimated annual energy output (kilowatt hours in millions)	1,921	4,200

Portfolio revenue run-rate increased by INR 6,532.8 million (US$95.4 million) to INR 17,538.6 million (US$256.2 million) as of June 30, 2018, as compared to June 30, 2017, due to an increase in operational and committed capacity.

First Quarter 2019 Period ended June 30, 2018 Consolidated Financial Results:

Operating Revenue

Operating revenue in the quarter ended June 30, 2018 was INR 2,422.5 million (US$35.4 million), an increase of 29% from INR 1,877.9 million over the same period in 2017. The increase in revenue was driven by the commissioning of new projects.

In May 2014, the FASB issued revised accounting guidance for revenue recognition from contracts with customers. The Company adopted this revised accounting guidance for interim and annual reporting periods beginning April 1, 2018 using the modified retrospective method. Upon adoption of the standard the Company recorded a cumulative-effect of a change in accounting principle as of April 1, 2018 to reduce its accumulated deficit by INR 218.4 million (US$3.2 million), related to changes in the timing of revenue recognition for certain contracts with its customers.

Cost of Operations

Cost of operations in the quarter ended June 30, 2018 increased by 26% to INR 218.2 million (US$3.2 million) from INR 173.5 million in the same period in 2017. The increase was primarily due to plant maintenance cost for newly commissioned projects.

General and Administrative Expenses

General and administrative expenses for the quarter ended June 30, 2018 increased by INR 13.6 million (US$0.02 million), to INR 248.7 million (US$3.6 million) compared to the same period in 2017. The general and administrative expenses did not increase significantly due to scale of operations during the three months ended June 30, 2018, as compared to previous comparable quarter in 2017.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended June 30, 2018 increased by INR 133.9 million (US$2.0 million), or 32%, to INR 553.6 million (US$8.1 million) compared to the same period in 2017. The principal reason for the increase was capitalization of new projects during the period from June 30, 2017 to June 30, 2018.

Interest Expense, Net

Net interest expense during the quarter ended June 30, 2018 increased by INR 233.8 million (US$3.4 million), or 28%, to INR 1,073.4 million (US$15.7 million) compared to the same period in 2017. Interest expense increased on account of borrowings for new projects and was partially offset by the increased interest income on investments during the quarter ended June 30, 2018.

Gain / Loss on Foreign Currency Exchange

The Indian rupee depreciated against the U.S. dollar by INR 3.6 to US$ 1.00 (5.5%) during the period from March 31, 2018 to June 30, 2018. This depreciation during the period from March 31, 2018 to June 30, 2018 resulted in a foreign exchange loss of INR 204.2 million (US$3.0 million), compared to a marginal gain of INR 4.8 million during the same period in 2017.

Income Tax Expense / Benefit

The income tax expense increased during the quarter ended June 30, 2018 by INR 86.7 million (US$1.3 million) to INR 94.6 million (US$1.4 million), compared to income tax expense of INR 7.9 million in the same period in 2017.

Net Income/ Loss

The net income for the quarter ended June 30, 2018 was INR 29.8 million (US$0.4 million), as compared to a net income of INR 206.9 million for the quarter ended June 30, 2017, a decrease in net income by INR 177.1 million (US$2.6 million) as compared to the same period in 2017. This was primarily due to foreign exchange loss related to the depreciation of the Indian Rupee compared to the U.S. Dollar during the quarter ended June 30, 2018.

Cash Flow and Working Capital

Cash used in operating activities for the fiscal quarter ended June 30, 2018 was INR 749.6 million (US$11.0 million), INR 1,171.0 million (US$17.1 million) lower than the prior comparable period, primarily due to the repayment of INR 1,412.0 million (US$20.6 million) of interest accrued since August 2017 on the Solar Green Bonds during the current period.

Cash used in investing activities, for the fiscal quarter ended June 30, 2018 was INR 4,196.0 million (US$61.3 million), compared to INR 3,316.9 million for the prior comparable period, primarily on account of purchases of property plant and equipment for new projects amounting to INR 2,500.0 million (US$36.5 million) and an increase in cash available for future projects invested in short term investments for INR 1,705.6 million (US$24.9 million).

Cash generated from financing activities was INR 4,251.7 (US$62.1 million) for the fiscal quarter ended June 30, 2018, compared to INR 2,460.3 million for the prior comparable period.

Liquidity Position

As of June 30, 2018, the Company had INR 10,831.3 million (US$158.2 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 12,629.9 million (US$184.5 million) as of June 30, 2018.

Adjusted EBITDA

Adjusted EBITDA was INR 1,955.7 million (US$28.6 million) for the fiscal first quarter period ended 2019, compared to INR 1,469.3 million in the first quarter ended June 30, 2017. The increase was primarily due to the increase in revenue and economies of scale achieved during the period.

Guidance for Fiscal Year 2019

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. The Company continues to expect to have 1,300 – 1,400 MWs operational by March 31, 2019 and revenue between US$143 – 151 million for fiscal year ending March 31, 2019.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Thursday, August 9, 2018 at 8:30 a.m. US Eastern Time. The conference call can be accessed live by dialling 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 6706725. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Wednesday, August 15, 2018 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10122828. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 68.46 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2018. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its inhouse engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2018 (INR)	2018 (INR)	2018 (US$)
	(Unaudited) (in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	8,346,526	7,707,137	112,579
Investments in available for sale securities	1,383,573	3,124,125	45,634
Restricted cash	2,406,569	2,491,890	36,399
Accounts receivable, net	2,223,455	2,865,920	41,863
Prepaid expenses and other current assets	1,114,482	1,134,384	16,570

Total current assets	15,474,605	17,323,456	253,045
Restricted cash	329,926	235,318	3,437
Property, plant and equipment, net	56,580,700	58,643,437	856,609
Software, net	39,802	41,960	613
Deferred income taxes	1,052,393	1,003,922	14,664
Investments in held-to-maturity securities	7,041	7,419	108
Other assets	499,653	3,274,026	47,824

Total assets	73,984,120	80,529,538	1,176,300

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	835,000	835,000	12,197
Accounts payable	1,521,854	1,674,257	24,456
Current portion of long-term debt	873,883	953,516	13,928
Income taxes payable	5,878	6,981	102
Interest payable	1,220,463	499,078	7,290
Deferred revenue	79,192	81,896	1,196
Other liabilities	611,598	496,757	7,256

Total current liabilities	5,147,868	4,547,485	66,425
Long-term debt	52,234,940	59,340,705	866,794
Deferred revenue	1,563,732	1,437,922	21,004
Deferred income taxes	892,138	1,202,995	17,572
Asset retirement obligations	356,649	397,048	5,800
Other liabilities	513,344	198,362	2,895

Total liabilities	60,708,671	67,124,517	980,490

Shareholders’ equity
Equity shares (US$ 0.000625 par value; 25,996,932 and 25,996,932 shares issued and outstanding as of March 31, 2018 and June 30, 2018)	1,076	1,076	17
Additional paid-in capital	19,004,604	19,024,251	277,889
Accumulated deficit	(6,593,471)	(6,367,034)	(93,004)
Accumulated other comprehensive income (loss)	(294,672)	(432,964)	(6,324)

Total APGL shareholders’ equity	12,117,537	12,225,329	178,578
Non-controlling interest	1,157,912	1,179,692	17,232

Total shareholders’ equity	13,275,449	13,405,021	195,810

Total liabilities and shareholders’ equity	73,984,120	80,529,538	1,176,300

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Unaudited three months ended June 30,
	2017	2018	2018
	INR	INR	US$*
Operating revenues:
Sale of power	1,877,932	2,422,539	35,386
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	173,524	218,230	3,188
General and administrative	235,073	248,650	3,632
Depreciation and amortization	419,738	553,609	8,087

Total operating costs and expenses	828,335	1,020,489	14,907

Operating income	1,049,597	1,402,050	20,479

Other expenses:
Interest expense, net	839,639	1,073,440	15,680
Loss/(gain) on foreign currency exchange, net	(4,758)	204,226	2,983

Total other expenses	834,881	1,277,666	18,663

Income before income tax	214,716	124,384	1,816
Income tax benefit/(expense)	(7,859)	(94,581)	(1,382)

Net income	206,857	29,803	434

Less: Net (loss)/income attributable to non-controlling interests	36,746	21,780	318

Net income attributable to APGL	170,111	8,023	116

Accretion to redeemable non-controlling interest	(10,988)	—	—

Net income attributable to APGL equity shareholders	159,123	8,023	116

Net income per share attributable to APGL shareholders:
Basic	6.14	0.31	—
Diluted	6.00	0.30	—
Weighted average number of equity shares
Basic	25,936,050	25,996,932
Diluted	26,502,283	26,910,175

*	Translation of balances from INR to US$ in the consolidated statement of operations is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 68.46.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Unaudited three months ended June 30,
	2017	2018	2018
	INR	INR	US$*
Net cash (used)/ provided by operating activities	421,355	(749,647)	(10,950)
Net cash used in investing activities	(3,316,910)	(4,195,954)	(61,291)
Net cash provided by financing activities	2,460,289	4,251,738	62,105

*	Translation of balances from INR to US$ in the condensed consolidated statement of cash flow is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 68.46.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(in thousands)

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Unaudited three months ended June 30,
	2017	2018	2018
	INR	INR	US$*
Net income	206,857	29,803	434
Income tax (benefit)/expense	7,859	94,581	1,382
Interest expense, net	839,639	1,073,440	15,680
Depreciation & amortization	419,738	553,609	8,087
Loss/(gain) on foreign currency exchange	(4,758)	204,226	2,983

Adjusted EBITDA	1,469,335	1,955,659	28,566

*	Translation of balances from INR to US$ in the reconciliation of Non-GAAP measure is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 68.46.